CHICAGO TRIBUNE

YEAR-END MUTUAL FUNDS AND STOCKS REPORT

WHO WILL CONTROL YOUR INVESTING?

RETIREMENT SAVINGS PLANS AT WORK TO OFFER MORE CHOICES OF WHERE TO PUT MONEY, OR THE COMPANY MAY DO IT FOR YOU

Bill Barnhart
Market report

January 8, 2007

Amid last fall's celebrated rally for common stocks, two uniquely uncommon securities began trading without fanfare on the American Stock Exchange.

Simply put, the securities permit you to place money on the direction of oil prices--up in one and down in the other.

Unlike conventional investments, which require you to take a stake in an underlying company or commodity, the Claymore MACROshares Up and Down Holding Trusts do nothing of the sort. Prices of the securities are pegged merely to a number, the per-barrel price of crude oil.

"Oil is so important to the world's economy" and "it matters so much for people, jobs and their ability to function in the economy," said economist Robert Shiller of Yale University, the brains behind the new securities. "We do have futures markets, but most investors don't do those things. They aren't user-friendly enough."

Shiller's ideal portfolio, built of securities pegged to economic indicators instead of to stocks and bonds, raises an important question: Can long-term investing become sufficiently relevant and user-friendly that people actually will do it?

The magnitude of the question can be calibrated in terms of the more than $125 billion left on the table by the one-third of eligible employees who don't participate in employer-sponsored retirement savings plans, by those who enroll but fail to take full advantage of company-matching contributions, and by those who, despite the Enron disaster, hold their retirement savings in their company stock.

A spark for change was struck by pension reform legislation enacted last year. The Pension Protection Act of 2006 makes it easier for employers to enroll

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workers immediately and automatically in retirement savings programs and to provide automatic increases in an employee's rate of saving through payroll deductions.

As the third step, the new law encourages employers to place employee retirement savings in so-called asset-allocation funds as a default plan for workers who make no investment choice or for those who prefer autopilot investing tailored for their age and target retirement date.

In a reversal of employee "empowerment," trumpeted as an attribute of 401(k) plans, asset-allocation funds have someone else, an employer or the employer's investment adviser, decide the mix of investments best suited for the employee.

"I think the so-called auto-401(k) is going to become the plan design of choice," said William McNabb, head of the institutional investor group at Vanguard Group.

In a few weeks, the Labor Department is expected to finalize rules to implement the pension bill, including how much leeway employers and investment firms will have in constructing default asset-allocation portfolios.

In a sense, the process of retirement saving is returning to the paternalistic days of company pensions but without the implied guarantee of pension income.

"We like the idea of employers stepping up to the plate and taking some responsibility that will help non-sophisticated investors have proper investments," said Ed Ferrigno of the Profit/Sharing 401(k) Council of America, which represents major employers. "It's a very exciting time, especially for the non-sophisticated investor."

A critical difference from the traditional pension, said McNabb, is that employees can monitor, day to day, what's in their 401(k) account and how well it grows, whether or not they constructed it.

Moreover, the new Democratic Congress, many of whose members played key roles in enacting the pension reform bill, will scrutinize how employers and investment firms exploit their new authority to provide retirement savings portfolios.

The opportunity for employers to build model portfolios for employees comes at a time of unprecedented innovation on Wall Street in constructing and managing complex portfolios for institutional investors and wealthy individuals.

Stock picking remains a mainstay on Wall Street, but "the next decade is more about portfolio construction," said Brian Singer, head of global asset allocation and risk management at UBS Global Asset Management.

Already, so-called life-cycle or lifestyle funds, offered to 401(k) participants as default portfolios, are becoming more aggressive in terms of holding domestic and foreign stocks instead of just fixed-income securities,

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said Amy Heyel, a consultant at Segal Advisory, a retirement-plan consulting service.

"Fiduciaries were on the hook for defaulting to a too conservative plan," she said.

In the best-case scenario, the new pension law will induce more workers to save with simplicity and low cost, encourage current retirement plans participants to save more, increase the likelihood that Americans will have adequate retirement incomes, and provide state-of-the-art strategy guidance for do-it-yourself investors.

In the worst case, the expanded powers granted to employers and their friends on Wall Street will prompt unsuitable experiments with risky ideas and greater fees levied on the savings of ordinary workers.

When 401(k) programs were first introduced, trustees of pension funds, endowments and other institutional investments were just beginning to accept the idea that common stocks were prudent investments.

Today, Shiller's oil-price securities are no less novel to retirement-portfolio designers than common stocks were three decades ago. Short-selling, private equity and investing with borrowed money--key elements of hedge funds--have yet to find a big place in the 401(k) market.

The value of these ideas, said McNabb, lies not in the unproven ability of novel investments to outperform traditional stocks and bonds in a given year, but in how well new concepts can reduce the volatility of investment returns and retiree income over many years.

"Outperforming the market is a very difficult quest," he said. "But where you can reduce the volatility of returns, that's what's most intriguing about some of these strategies. When it comes to providing a steady stream of income, volatility is your enemy."

McNabb said Vanguard has "got some of the best quantitative minds in the business thinking about this non-stop."

The retail market for investing might be more receptive to new thinking than many institutional investors, because individual investors are more interested in results than in cookie-cutter asset-allocation rules, said Singer.

On the other hand, the variety of investment innovations that could be applied to 401(k) default asset-allocation plans will make the plans difficult to compare and evaluate, said Heyel.

You might be better off with someone else at the controls of your retirement savings, but you will need to look out the window now and then.

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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.